

Investor Presentation (Q2 2018)
(WSBC financials as of Q1 2018)

John Iannone

Vice President, Investor Relations

304-905-7021

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's ("WSBC") plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2017 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, 2018, which are available at the SEC's website, www.sec.gov, or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, that the businesses of WesBanco and First Sentry Bancshares ("FTSB") and Farmers Capital Bank ("FFKT") may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the mergers of WesBanco and FTSB and FFKT may not be fully realized within the expected timeframes; disruption from the mergers of WesBanco and FTSB and FFKT may make it more difficult to maintain relationships with clients, associates, or suppliers; the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.



Key Differentiators

Emerging Regional Financial Services Institution
- ➢ Diversified earnings stream built for long-term success
- ➢ Robust legacy deposit base
- ➢ Maintain a community bank at the core

Diversified and Well-Balanced
- ➢ Strong market positions in diverse, major markets
- ➢ Well-balanced loan and deposit distribution across footprint
- ➢ Solid, and growing, non-interest income generation

Well-Defined Growth & Expense Mgmt Strategies
- ➢ Diversified growth engines with well-defined strategies
- ➢ Strong expense management culture
- ➢ Positive demographic trends across footprint

Legacy of Credit and Risk Management
- ➢ Strong credit quality and regulatory compliance
- ➢ Well-prepared for the $10B asset threshold
- ➢ Six consecutive "outstanding" CRA ratings since 2003

Shareholder Centric Focus
- ➢ Critical, long-term focus on shareholder return
- ➢ Enhancing shareholder value cornerstone of all decisions
- ➢ Focus on delivering positive operating leverage



Balanced and Diversified

➢ Well-balanced loan and deposit distribution across diverse regional footprint

➢ Strong market positions across legacy and major metropolitan markets

➢ Diversified revenue generation engines supported by 100-year old trust business and proprietary mutual fund family

Strong Market Positions in Major Markets



Broad and Balanced Market Distribution



Loans: WV 29%, OH 36%, PA 20%, IN 8%, KY 7%

Deposits: WV 35%, OH 29%, PA 20%, IN 7%, KY 9%

Note: asset, loan, and deposit data as of 3/31/2018; location data as of 4/18/2018; market share based on 2017 MSA deposit rankings (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance) (source: S&P Global); First Sentry Bancshares merger closed April 2018

Investment Rationale

➢ Well-balanced financial services company with a diversified earnings stream and a strong legacy of credit and risk management

➢ Disciplined growth, balanced by a fundamental focus on expense management, that delivers positive operating leverage

➢ Emphasis on customer service to ensure relationship value that meets all customer needs efficiently and effectively

➢ Well-defined and well-executed growth and $10 billion asset threshold strategies for long-term success

➢ Focus on shareholder value through earnings and dividend growth

➢ Favorable asset quality and operating metrics when compared to peers

WesBanco – well-positioned for continued, high-quality growth





Strategies for Long-Term Success

Long-Term Growth Strategies



Diversified Loan Portfolio with C&I and Home Equity Lending Focus

Long History of Strong Wealth Management Capabilities

Retail Banking Service Strategies & Core Deposit Advantage

Franchise-Enhancing Expansion within Contiguous Markets

Focus on Delivering Positive Operating Leverage

Strong Legacy of Credit Quality, Risk Management, and Compliance

Diversified Loan Portfolio

- ➢ Focus on strategic growth, diversification, and credit quality
  - ▪ Expansion of Commercial and Industrial (C&I), HELOC, and Residential Mortgage portfolios
  - ▪ Targeted reductions in consumer portfolio to reduce risk profile

- ➢ Full suite of treasury management products, including international services, foreign exchange, and enhanced wire and lockbox capabilities

- ➢ Average loans to average deposits ratio of 89.3% provides opportunity for continued loan growth

- ➢ Manageable lending exposure, with no concentrations, to the energy-related, hotel, and retail industries



$6.3 Billion Loan Portfolio

Comm'l & Industrial 18%
Consumer 5%
HELOC 8%
Residential R/E 21%
Comm'l R/E: Land, Construction 7%
Comm'l R/E: Improved Property 41%

Five-Year CAGR

Loan Category	Total	Organic
C&I	18%	10%
HELOC	13%	9%
Residential R/E	11%	2%
Comm'l R/E (Total)	10%	5%
Consumer	4%	(7%)



Note: loan and deposit data as of quarter ending 3/31/18; CAGR based on 3/31/13; organic CAGR excludes loans acquired from First Sentry Bancshares (4/5/18); Your Community Bankshares (9/9/16) and ESB Financial (2/10/15)

Strong Wealth Management Capabilities

Trust & Investments

➢ $4.0B of trust and mutual fund assets under management

➢ 5,000+ relationships

➢ Growth opportunities from shale-related private wealth management

➢ Expansion in Kentucky and Indiana

➢ *WesMark* funds

Insurance

➢ Personal, commercial, title, health, and life

➢ Expand title business in all markets

➢ Applied quotation software utilization (personal)

➢ TPA services for small business healthcare plans

Securities Brokerage

➢ Securities investment sales

➢ Licensed banker program

➢ Investment advisory services

➢ Regional player/coach program

➢ Expand external business development opportunities

➢ Expansion in Kentucky and Indiana

Private Banking

➢ $545MM in private banking loans and deposits

➢ 1,750+ relationships

➢ Growth opportunities from shale-related private wealth management

➢ Expansion in Kentucky and Indiana



Trust Assets
(Market Value as of 12/31) ($B)

$2.3 (2002), $3.1 (2007), $3.7 (2013), $4.0 (2018 (3/31)) — CAGR 4%



WesBanco — Wealth Management Services



Private Banking Loans and Deposits
(as of 12/31) ($MM)

$100 (2013), $270 (2015), $540 (2017), $545 (2018 (3/31)) — CAGR 49%
■ Loans ■ Deposits



Note: assets, loans, deposits, and clients as of 3/31/18; chart financials as of 12/31 unless otherwise stated

Franchise Expansion

- Targeted acquisitions in existing markets and new higher-growth metro areas

- Critical, long-term focus on shareholder return

- Strong capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly

- Diligent efforts to maintain a community bank oriented value-based approach to our markets

- History of successful acquisitions that have improved earnings

Contiguous Markets Radius



Franchise-Enhancing Acquisitions

- FFKT: announced Apr-18; to close 2H18 (est.)
- FTSB: announced Nov-17; closed Apr-18
- YCB: announced May-16; closed Sep-16
- ESB: announced Oct-14; closed Feb-15
- Fidelity: announced Jul-12; closed Nov-12
- AmTrust: announced Jan-09; closed Mar-09
- Oak Hill: announced Jul-07; closed Nov-07

Note: AmTrust was an acquisition of five branches; see appendix for summary of proposed Farmers Capital Bank Corporation (FFKT) merger

$10 Billion Asset Threshold Strategy

➢ Crossed the $10 billion asset threshold during March in anticipation of the closing of the First Sentry Bancshares merger

➢ Well-positioned from staffing, infrastructure, process, compliance, DFAST reporting, and CRA perspectives

- Majority of preparatory costs (staff, software, consulting) have been incurred to-date
- Currently anticipate no large, single-period investment requirement

➢ The combination of WSBC and FFKT would accelerate asset growth to more than $12.8 billion providing increased operating scale to help offset the headwinds of the Durbin amendment

- Estimated pre-tax Durbin impact of ~$10 million in 2020 (prior to FFKT merger)

➢ This merger meets the criteria of WSBC's previously stated M&A strategy

- Find an attractively-priced, franchise-enhancing merger partner within a six-hour drive of Wheeling headquarters
- Preference for an in-market merger to become more meaningful in existing growth markets



Returning Value to Shareholders

➢ Focus on appropriate capital allocation to provide flexibility while continuing to enhance shareholder value

➢ Q1 2018 dividend payout ratio of 38.2% provides upside potential

➢ Q1 2018 dividend yield 2.6%, compared to 1.8% for bank group



Quarterly Dividend per Share ($)

+107%

$0.14 — 4Q10
$0.29 — 1Q18



Tangible Book Value per Share ($)

+54%

$12.09 — 4Q10
$18.56 — 1Q18

Note: dividend through February 2018 declaration announcement; WSBC dividend payout ratio based on earnings per share excluding merger-related costs and net tax deferred asset revaluation (as applicable); WSBC dividend yield based upon 4/26/18 closing stock price of $43.89; bank group ($5B to $10.3B total assets) dividend data as of 1Q2018 (source as of 5/1/18: S&P Global)



Financial Overview

Financial Performance Summary (Non-GAAP)

($000s, except earnings per share)	Three Months Ending		
	3/31/2017	**3/31/2018**	*Change*
Net Income [1]	$26,205	**$33,722**	*28.7%*
Diluted Earnings per Share [1]	$0.60	**$0.76**	*26.7%*
Net Charge-Offs as % of Average Loans [2]	0.15%	**0.07%**	*(8bp)*
Net Interest Margin (FTE)	3.42%	**3.38%**	*(4bp)*
Return on Average Assets [1]	1.09%	**1.37%**	*28bp*
Return on Average Tangible Equity [1]	14.20%	**17.20%**	*300bp*
Efficiency Ratio [1]	56.00%	**55.12%**	*(88bp)*



(1) excludes after-tax merger-related expenses and net deferred tax asset revaluation (as applicable)
(2) represent annualized net loan charge-offs as percentage of average loans
Note: please see the reconciliations to GAAP results in the appendix; First Sentry Bancshares merger closed April 2018

Financial and Operational Highlights – Q1 2018

- Net income up 28.7% and EPS up 26.7% to $0.76 (excluding certain costs)

- Return on average tangible common equity of 17.2% (excluding certain costs)

- Strong year-over-year growth in pre-tax earnings supported by solid expense management
  - Pre-tax income increased 11.0% year-over-year to $40.5 million
  - Strong efficiency ratio of 55.1%, down 88 basis points from the prior year

- Successful completion of merger with First Sentry Bancshares on April 5th

- Focused on disciplined growth, expense management, and increasing long-term shareholder value through earnings and dividend growth
  - Well-positioned for success in any type of operating environment

- Strategically balancing loan growth while maintaining high credit quality standards
  - Loan growth in focus categories was 2.0% over the last twelve months

- Robust year-over-year deposit growth of 5.1% (excluding CD reduction strategy)
  - Majority of growth occurred in demand deposits, which now represent ~51% of total deposits



Note: financial data as of quarter ending 3/31/2018, and compared to the quarter ending 3/31/2017; certain costs excludes after-tax merger-related expenses; CD reduction strategy focused on reducing higher-cost certificates of deposit; please see the reconciliations to GAAP results in the appendix

14

Favorable Operating Metrics

➢ Disciplined execution upon growth strategies providing favorable performance versus peer group across key operating metrics

Return on Average Tangible Equity



Return on Average Assets



Efficiency Ratio



Non-Performing Assets to Total Assets





* 2017 Peer Average adjusted for net deferred tax asset revaluation (sources: S&P Global, company reports)
Note: financial data as of 12/31; current YTD data as of 3/31/2018; please see the reconciliations in the appendix; peer group includes SRCE, CHFC, CBU, EGBN, FNB, FCF, FFBC, FRME, NBTB, ONB, PRK, PNFP, STBA, TMP, TOWN, UBSH, UBSI; peer ratios from S&P Global and company reports (as of 5/1/18) and represent simple averages for ROATCE & efficiency ratio, and weighted averages for ROAA & NPAs to Assets

Net Interest Margin (NIM)

- ➢ NIM continues to reflect the benefit from the increases in the Federal Reserve Board's target federal funds rate over the past year, partially offset by higher funding costs as well as a flattening of the yield curve
  - ▪ Q1 2018 reflects a 6 basis point reduction from lower tax-equivalency of the state and local municipal tax-exempt securities from the "Tax Cuts and Jobs Act"
- ➢ Remain positioned for asset sensitivity in a rising interest rate environment
- ➢ NIM expansion benefits from loan repricing face potential headwinds from lower purchase accounting accretion, higher anticipated deposit betas from additional Fed rate increases, and asset mix changes
  - • Potential exists for recent Federal tax reform benefits to be "competed away" over time by the industry through lower than normal loan yields and higher deposit costs



Net Interest Margin (FTE)

	Annual			Quarterly	
3.41%	3.32%	3.44%	3.29%	3.42%	3.38%
2015	2016	2017	1Q16	1Q17	1Q18



Note: the "yield curve" represents the spread difference in the market yields for the 2-year and 10-year U.S. Treasury securities; the spread was ~125bp at 12/31/2016 and declined to ~50bp at 3/31/2018 (source: Federal Reserve H.15 Selected Interest Rates)

Interest Rate Sensitivity

➢ Positioned for asset sensitivity in a rising interest rate environment

Immediate Change in Interest Rates	Change in Net Interest Income from Base over One Year	
	December 31, 2017	**March 31, 2018**
+1% Rate Shock	+2.4%	+2.4%
+2% Rate Shock	+4.0%	+4.5%
+3% Rate Shock	+6.2%	+7.0%
+2% Rate Ramp	+2.2%	+2.1%
(1%) Rate Shock	(3.0%)	(2.7%)
EVE +2% Rate Shock	(1.8%)	(7.0%)
EVE (1%) Rate Shock	(3.1%)	0.1%

 Note: "EVE" is the economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios

Risk Management and Regulatory Compliance

➢ Strong legacy of credit and risk management
- Based upon conservative underwriting standards

➢ Mature enterprise risk management program headed by Chief Risk Officer addressing key risks in all business lines and functional areas

➢ Enhancing strong compliance management system
- Strong and scalable BSA/AML function

➢ Liquidity, loan, and capital stress testing for post-$10 billion DFAST reporting

➢ Strong regulatory capital ratios well above regulatory requirements

➢ Six consecutive "outstanding" CRA ratings since 2003





Note: First Sentry Bancshares merger closed April 2018; 4Q17 Tier 1 Capital Ratios impacted by the $12.8 million net deferred tax asset revaluation

18



Appendix

Farmers Capital (FFKT) Transaction Highlights

Continued Expansion into Attractive Kentucky Markets

➢ Strategically compelling Kentucky combination
- Increases WSBC's presence in major metropolitan markets with attractive demographics
- Increases combined deposit market share in Cincinnati (#14), Louisville, (#9), Lexington (#9) and Elizabethtown (#1) MSAs[1]
- Entry into Frankfort, KY MSA with #1 deposit market share[1]

➢ Accelerates WSBC growth to ~$12.8 billion in total assets

➢ Strong performing franchise with a 0.17% cost of deposits[2]

➢ Ability to leverage WSBC platform product suite through FFKT's distribution
- Brokerage, trust, and other wealth management revenue synergies likely though not modeled

Financially Compelling

➢ Expected to be ~3% accretive to 2019 EPS[3] and ~5% accretive to 2020 EPS[3]

➢ Tangible book value ("TBV") dilution of ~2.1% at closing

➢ TBV earn-back estimated to be ~2.4 years using the "crossover method"[4], including all merger-related expenses, purchase accounting adjustments, and cost savings

➢ Internal rate of return ~20%

➢ Remain well in excess of "Well-Capitalized" guidelines on pro-forma basis

Note: as presented and disclosed in conjunction with the announcement of the merger agreement with Farmers Capital Bank Corporation ("FFKT") on April 20, 2018
1) Source: S&P Global as of June 30, 2017
2) For the three months ended March 31,2018
3) Excludes merger-related charges; assumes 75% cost savings phase-in 2019 and 100% phase-in thereafter
4) Crossover method defined as the number of years for projected pro forma TBV per share to exceed projected stand-alone TBV per share

Strong Market Positions in Major Markets

WesBanco (Current)



WesBanco (Pro Forma)



● WSBC (172)   ● First Sentry [FTSB] (5)   ● FFKT (34)

Note: as presented and disclosed in conjunction with the announcement of the merger agreement with Farmers Capital Bank Corporation ("FFKT") on April 20, 2018; FTSB = First Sentry Bancshares

Note: location data as of 4/18/2018; market share based on 2017 MSA deposit rankings (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance) (source: S&P Global); "WesBanco (Current)" includes FTSB (merger closed 4/5/18); "WesBanco (Pro Forma)" includes FTSB and FFKT

Broad and Balanced Market Distribution

WesBanco (Current)

Loans



- KY 7%
- IN 8%
- PA 20%
- WV 28%
- OH 37%

Deposits



- KY 8%
- IN 7%
- PA 21%
- WV 35%
- OH 29%

WesBanco (Pro Forma)

Loans



- KY 19%
- IN 6%
- PA 16%
- WV 29%
- OH 30%

Deposits



- KY 21%
- IN 5%
- PA 16%
- WV 34%
- OH 23%

Note: as presented and disclosed in conjunction with the announcement of the merger agreement with Farmers Capital Bank Corporation ("FFKT") on April 20, 2018; FTSB = First Sentry Bancshares
Note: loan & deposit data – WSBC as of 3/31/18, FTSB & FFKT as of 12/31/2017; "WesBanco (Current)" represents WSBC stand-alone; "WesBanco (Pro Forma)" includes FTSB and FFKT

Stock Performance: Long-Term Cumulative Return



Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

23

Experienced and Stable Management Team

Executive	Position	Years in Banking	Years at WSBC
James Gardill	Chairman of the Board	45*	45
Todd Clossin	President & Chief Executive Officer	34	5
Robert Young	EVP – Chief Financial Officer	32	17
Lynn Asensio	EVP – Retail Administration	40	13
Ivan Burdine	EVP – Chief Credit Officer	38	5
Jonathan Dargusch	EVP – Wealth Management	37	8
Steve Lawrence	EVP – Chief Internal Auditor	38	24
Michael Perkins	EVP – Chief Risk & Administration Officer	23	23
Anthony Pietranton	EVP – Human Resources	30**	5
Brent Richmond	EVP – Treasury & Strategic Planning	33	16
Jayson Zatta	EVP – Chief Banking Officer	32	10

 * as legal counsel to WesBanco   ** in financial services, including nine in banking

Financial Performance Summary Trend – Annual

Net Income [1] ($MM)



2013	2014	2015	2016	2017
$64.8	$70.8	$88.0	$95.3	$107.9

Efficiency Ratio [1]



2013	2014	2015	2016	2017
60.99%	59.59%	57.05%	56.69%	56.44%

Return on Average Assets [1]



2013	2014	2015	2016	2017
1.06%	1.13%	1.08%	1.07%	1.09%

Return on Average Tangible Equity [1]



2013	2014	2015	2016	2017
15.99%	15.57%	14.58%	13.96%	13.90%

[1] excludes merger-related expenses and net deferred tax asset revaluation (as applicable)
Note: please see the reconciliations to GAAP results in the appendix; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015

Diligent Focus on Credit Quality – Annual Trend

➤ Loan loss allowance decline due to improvement in credit quality

Net Charge-Offs as % of Average Loans



2013	2014	2015	2016	2017
0.38%	0.23%	0.23%	0.12%	0.13%

Legacy Loan Loss Allowance and Total Loans



Legacy Loan Loss Allowance ($000s)

2013	2014	2015	2016	2017
$46,786	$44,154	$41,709	$41,108	$42,218

Legacy Total Portfolio Loans ($000s)

2013	2014	2015	2016	2017
$3,667,488	$3,889,743	$4,292,652	$4,665,838	$5,084,850

Non-Performing Assets to Total Assets



2013	2014	2015	2016	2017
0.92%	0.89%	0.60%	0.49%	0.50%

NPAs to Total Loans, OREO & Repossessed Assets



2013	2014	2015	2016	2017
1.45%	1.37%	1.00%	0.76%	0.77%

Note: please see the reconciliations to GAAP results in the appendix; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."

Commercial Loan Outstanding Detail – Year-End

Commercial Real Estate by Property Type ($MM)

| | 12/31/2017 | | | | | | 12/31/2014 | | | | | |
	Land & Construction	Improved Investment	Owner Occupied	Total CRE	% of Total CRE	Loans	Land & Construction	Improved Investment	Owner Occupied	Total CRE	% of Total CRE	Loans
Multi-Family	$125.7	$413.0	$0.0	$538.7	18.0%	8.5%	$94.5	$279.6	$0.0	$374.1	19.2%	9.1%
Retail	$29.6	$308.5	$70.3	$408.4	13.6%	6.4%	$7.2	$218.7	$44.4	$270.3	13.9%	6.6%
Office	$50.6	$233.0	$112.5	$396.1	13.2%	6.2%	$8.8	$149.1	$64.3	$222.2	11.4%	5.4%
Mixed Use	$13.4	$240.1	$119.1	$372.6	12.4%	5.9%	$19.8	$88.2	$51.7	$159.7	8.2%	3.9%
Lodging	$10.5	$234.0	$0.0	$244.5	8.2%	3.8%	$35.1	$168.7	$0.0	$203.9	10.5%	5.0%
1-4 Family	$36.8	$171.0	$2.8	$210.7	7.0%	3.3%	$10.3	$124.8	$0.0	$135.1	6.9%	3.3%
Hosp./Sr. Living	$14.7	$71.1	$67.0	$152.9	5.1%	2.4%	$8.1	$47.6	$48.5	$104.2	5.4%	2.5%
Industrial	$3.9	$57.8	$81.6	$143.3	4.8%	2.3%	$0.7	$31.0	$50.9	$82.7	4.2%	2.0%
Land	$77.6	$32.6	$8.0	$118.2	3.9%	1.9%	$65.6	$0.0	$0.0	$65.6	3.4%	1.6%
Dormitory	$14.4	$44.1	$0.0	$58.5	2.0%	0.9%	$3.2	$18.1	$0.0	$21.3	1.1%	0.5%
Other (7 categories)	$15.3	$104.6	$230.6	$350.5	11.7%	5.5%	$9.4	$83.9	$213.2	$306.5	15.8%	7.5%
Total CRE	**$392.6**	**$1,909.8**	**$692.1**	**$2,994.4**	100.0%	47.1%	**$262.6**	**$1,209.7**	**$473.1**	**$1,945.5**	100.0%	47.5%
% of Total CRE	13.1%	63.8%	23.1%	100.0%			13.5%	62.2%	24.3%	100.0%		
% of Total Loans	6.2%	30.0%	10.9%	47.1%			6.4%	29.6%	11.6%	47.5%		

Commercial & Industrial and Owner-Occupied CRE by Property Type ($MM)

| | 12/31/2017 | | | | | | | 12/31/2014 | | | | | | |
	C&I	% Total C&I	CRE Owner Occupied	% Total CRE	Total C&I + Owner Occ.	% of Total Category	Loans	C&I	% Total C&I	CRE Owner Occupied	% Total CRE	Total C&I + Owner Occ.	% of Total Category	Loans
Services (total)	$171.0	15.2%	$181.5	26.2%	$352.5	19.4%	5.5%	$79.9	12.5%	$109.3	22.7%	$189.1	16.9%	4.6%
Healthcare (total)	$119.7	10.6%	$118.9	17.2%	$238.6	13.1%	3.8%	$92.7	14.5%	$81.9	17.0%	$174.6	15.6%	4.3%
Manufacturing (total)	$134.3	11.9%	$36.1	5.2%	$170.4	9.4%	2.7%	$67.9	10.6%	$22.1	4.6%	$90.0	8.0%	2.2%
Retail (Non-Automobile)	$40.0	3.6%	$99.6	14.4%	$139.6	7.7%	2.2%	$21.5	3.4%	$77.6	16.1%	$99.1	8.8%	2.4%
Construction (total)	$99.0	8.8%	$29.8	4.3%	$128.8	7.1%	2.0%	$60.2	9.4%	$21.3	4.4%	$81.4	7.3%	2.0%
Government	$88.5	7.9%	$10.1	1.5%	$98.5	5.4%	1.5%	$18.0	2.8%	$6.0	1.3%	$24.0	2.1%	0.6%
Wholesale & Distribution	$69.8	6.2%	$20.0	2.9%	$89.8	4.9%	1.4%	$32.3	5.1%	$16.5	3.4%	$48.8	4.4%	1.2%
Religious Organizations	$32.7	2.9%	$42.4	6.1%	$75.1	4.1%	1.2%	$33.8	5.3%	$19.8	4.1%	$53.6	4.8%	1.3%
Finance & Insurance	$55.0	4.9%	$5.8	0.8%	$60.7	3.3%	1.0%	$54.2	8.5%	$8.4	1.7%	$62.6	5.6%	1.5%
Energy (total)	$43.2	3.8%	$12.5	1.8%	$55.6	3.1%	0.9%	$32.0	5.0%	$5.1	1.1%	$37.1	3.3%	0.9%
Other (9 categories)	$272.2	24.2%	$135.3	19.6%	$407.6	22.4%	6.4%	$146.1	22.9%	$113.9	23.6%	$259.9	23.2%	6.4%
Total CRE	**$1,125.3**	100.0%	**$692.1**	100.0%	**$1,817.4**	100.0%	28.6%	**$638.4**	100.0%	**$481.7**	100.0%	**$1,120.2**	100.0%	27.4%
% of Total Loans	17.7%		10.9%		28.6%			15.6%		11.8%		27.4%		

Note: loan data as of December 31st period ends (as reported in applicable Form 10-K) and includes acquired loans from the Your Community Bankshares (September 2016) and ESB Financial (February 2015) mergers

Reconciliation: Efficiency Ratio

($000s)	Three Months Ending		Twelve Months Ending				
	3/31/2017	3/31/2018	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Non-Interest Expense	$54,384	$54,571	$160,998	$161,633	$193,923	$208,680	$220,860
Restructuring & Merger-Related Expense	($491)	($245)	($1,310)	($1,309)	($11,082)	($13,261)	($945)
Non-Interest Expense (excluding restructuring & merger-related expense)	**$53,893**	**$54,326**	**$159,688**	**$160,324**	**$182,841**	**$195,419**	**$219,915**
Net Interest Income (FTE-basis)	$73,353	$74,577	$192,556	$200,545	$246,014	$263,232	$300,789
Non-Interest Income	$22,884	$23,980	$69,285	$68,504	$74,466	$81,499	$88,840
Total Income	**$96,237**	**$98,557**	**$261,841**	**$269,049**	**$320,480**	**$344,731**	**$389,629**
Efficiency Ratio	**56.00%**	**55.12%**	**60.99%**	**59.59%**	**57.05%**	**56.69%**	**56.44%**

Note: "efficiency ratio" is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015

Reconciliation: Net Income and EPS (Diluted)

($000s, except earnings per share)	Three Months Ending		Twelve Months Ending				
	3/31/2017	3/31/2018	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Net Income	$25,886	$33,529	$63,925	$69,974	$80,762	$86,635	$94,482
Net Deferred Tax Asset Revaluation	$0	$0	$0	$0	$0	$0	$12,780
Restructuring & Merger-Related Expense (Net of Tax)	$319	$193	$851	$851	$7,203	$8,619	$614
Net Income (excluding restructuring & merger-related expense and net DTA revaluation)	**$26,205**	**$33,722**	**$64,776**	**$70,825**	**$87,965**	**$95,254**	**$107,876**
Net Income per Diluted Share	$0.59	$0.76	$2.18	$2.39	$2.15	$2.16	$2.14
Net Deferred Tax Asset Revaluation	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.29
Restructuring & Merger-Related Expense per Diluted Share (Net of Tax)	$0.01	$0.00	$0.03	$0.03	$0.19	$0.21	$0.02
Earnings per Diluted Share (excluding restructuring & merger-related expenses and net DTA revaluation)	**$0.60**	**$0.76**	**$2.21**	**$2.42**	**$2.34**	**$2.37**	**$2.45**
Average Common Shares Outstanding – Diluted (000s)	44,021	44,168	29,345	29,334	37,547	40,127	44,075



Note: First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015

Reconciliation: Return on Average Assets

($000s)	Three Months Ending		Twelve Months Ending				
	3/31/2017	3/31/2018	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Net Income [1]	$104,982	$135,979	$63,925	$69,974	$80,762	$86,635	$94,482
Net Deferred Tax Asset Revaluation [1]	$0	$0	$0	$0	$0	$0	$12,780
Restructuring and Merger-Related Expenses (net of tax) [1]	$1,294	$784	$851	$851	$7,203	$8,619	$614
Net Income (excluding restructuring & merger-related expense and net DTA revaluation)	**$106,276**	**$136,763**	**$64,776**	**$70,825**	**$87,965**	**$95,254**	**$107,876**
Average Assets	**$9,781,477**	**$9,993,364**	**$6,109,311**	**$6,253,253**	**$8,123,981**	**$8,939,886**	**$9,854,312**
Return on Average Assets	**1.07%**	**1.36%**	**1.05%**	**1.12%**	**0.99%**	**0.97%**	**0.96%**
Return on Average Assets (excluding restructuring & merger-related expense and net DTA revaluation)	**1.09%**	**1.37%**	**1.06%**	**1.13%**	**1.08%**	**1.07%**	**1.09%**

[1] three-, six-, and nine-month (as applicable) figures are annualized

Note: First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015

Reconciliation: Return on Average Tangible Equity

($000s)	Three Months Ending		Twelve Months Ending				
	3/31/2017	3/31/2018	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Net Income [1]	$104,982	$135,979	$63,925	$69,974	$80,762	$86,635	$94,482
Amortization of Intangibles [1]	$3,356	$3,479	$1,487	$1,248	$2,038	$2,339	$3,211
Net Income before Amortization of Intangibles	**$108,338**	**$139,458**	**$65,412**	**$71,222**	**$82,800**	**$88,974**	**$97,693**
Net Deferred Tax Asset Revaluation [1]	$0	$0	$0	$0	$0	$0	$12,780
Restructuring and Merger-Related Expenses (net of tax) [1]	$1,294	$784	$851	$851	$7,203	$8,619	$614
Net Income before Amortization of Intangibles and Restructuring & Merger-Related Expenses and net DTA revaluation	**$109,632**	**$140,242**	**$66,263**	**$72,073**	**$90,003**	**$97,593**	**$111,087**
Average Total Shareholders Equity	$1,357,602	$1,401,271	$733,249	$780,423	$1,059,490	$1,215,888	$1,383,935
Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities	($585,365)	($585,711)	($318,913)	($317,523)	($442,215)	($516,840)	($584,885)
Average Tangible Equity	**$772,237**	**$815,560**	**$414,336**	**$462,900**	**$617,275**	**$699,048**	**$799,050**
Return on Average Tangible Equity	**14.03%**	**17.10%**	**15.79%**	**15.39%**	**13.41%**	**12.73%**	**12.23%**
Return on Average Tangible Equity Excluding Restructuring & Merger-Related Expenses and net DTA revaluation	**14.20%**	**17.20%**	**15.99%**	**15.57%**	**14.58%**	**13.96%**	**13.90%**



[1] three-, six-, and nine-month (as applicable) figures are annualized; amortization of intangibles tax effected at 21% during 2018 and 35% for all prior periods
Note: First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015

Reconciliation: Legacy Loan Loss Allowance and Total Loans

($000s)	Twelve Months Ending				
	12/31/2013	**12/31/2014**	**12/31/2015**	**12/31/2016**	**12/31/2017**
Loan Loss Allowance	$47,368	$44,654	$41,710	$43,674	$45,284
Allowance on Acquired Loans	($582)	($500)	($1)	($2,566)	($3,066)
Legacy Loan Loss Allowance	**$46,786**	**$44,154**	**$41,709**	**$41,108**	**$42,218**
Total Portfolio Loans	**$3,894,917**	**$4,086,766**	**$5,065,842**	**$6,249,436**	**$6,341,441**
Acquired Loans	($227,429)	($197,023)	($773,190)	($1,583,598)	($1,256,591)
Legacy Total Portfolio Loans	**$3,667,488**	**$3,889,743**	**$4,292,652**	**$4,665,838**	**$5,084,850**



Note: First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016, and ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."